Exhibit 6

Grown Rogue Reports Record Growth—Doubles

Revenue Year over Year

Cannabis company increases margins and expands into new markets during first year being publicly traded

MEDFORD, OREGON – March 20, 2020 -- Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) (“Grown Rogue” or the “Company”), a multi-state cannabis company, with operations and assets in Oregon, California, and Michigan, has released its financial and operating results for its fiscal year ended October 31, 2019. The Company’s financial statements and management’s discussion and analysis for the period are available on the Company’s SEDAR profile at www.sedar.com or through the Company’s website at www.grownrogue.com. All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Financial and Business Highlights

●	Fiscal Year End 2019 revenue was $3.9 million, a 103% increase over the prior year.

●	Gross Profit, excluding fair value items was $1.0 million for the year (25%) representing significant improvement over the prior year (2%).

●	Indoor cultivation yields increased by nearly 30% in FYE 2019 as compared to FYE 2018, ~1,300lbs compared to 1,000lbs, respectively.

●	Organizational structure was streamlined, product line was focused on high margin flower, improved processes and efficiencies were established, and the underperforming distribution business was eliminated which all contributed to strong margin gains

●	Subsequent to year end signed an option to acquire 60% of Golden Harvests a fully licensed and operational cultivation company located in Bay City, Michigan.

●	Completed a reverse take-over transaction and began trading its common shares on the Canadian Securities Exchange under the ticker symbol GRIN and listed on the Over the Counter Markets under the ticker symbol GRUSF.

Management Commentary

In its first year as a publicly traded company, Grown Rogue doubled revenue and increased margin from 2% to 25%. Grown Rogue accomplished this by streamlining its organization and supply chain while focusing on producing premium flower products that were sold to best in class single and multi-door dispensaries. Consistent quarter over quarter production increases at its southern Oregon indoor facility, along with steady improvements in product go to market efficiency, have led to a reduction in production costs. The enhanced focus on profitability and strategic growth has established a solid foundation for improved financial performance.

“We are very pleased with our continued growth and efficiency as evident in the doubling of our revenue and increasing our margin from 2% to 25%,” said Obie Strickler, CEO Grown Rogue. “Cannabis is still a new industry so we are constantly learning, and Oregon is one of the most competitive markets in the country which accelerates the need for us to evolve plans to drive success. For example, in Q4 2019 we started executing our ‘Futures’ strategy in which we sign lucrative contracts today for future harvests of our premium cannabis. The timing was excellent, as sungrown prices for the 2019 harvest were double those of 2018, which allowed us to lock in a consistent revenue stream and reduce volatility in monthly cash flow. This approach to cannabis sales is unique and an element of our business that we will be able to transport to other states along with our tried and tested SOPs.”

The early unpredictability of recreational cannabis pricing in Oregon presented Grown Rogue with a compelling opportunity to evaluate every aspect of the business to optimize efficiency across the organization in order to maximize profitability. This included analysis and streamlining across the Company’s cultivation components, sales focus and strategy, and sourcing key human talent from other mature industries. “The rapidly evolving nature of the cannabis industry presents a unique challenge where the ideal team must possess an expertise in cultivation, while also integrating talent with diverse background in more established industries, particular those who have experience at leading global organizations,” said Obie Strickler, CEO of Grown Rogue. “Over the past year we have built a strong organization with cannabis and ‘traditional’ industry experience which has allowed us to take best practices and strategies from more established companies. We are leveraging those to drive ideas and efficiencies resulting in significant increases to revenue and margin in the states we operate.”

Grown Rogue current multi-state presence

Finding a licensed and operational partner in Michigan was Grown Rogue’s key expansion focus for 2019 which led to the evaluation of several partnerships throughout the year. In Q4, the Company began discussions with Golden Harvests, a fully licensed producer, to purchase a controlling interest in their 80,000 sq ft facility in Bay City, MI. Subsequent to year end, Grown Rogue signed the option to purchase Golden Harvests and also signed a management agreement to begin implementing Grown Rogue SOPs while proceeding through the licensing process with the State. The other main priority was a renewed focus on optimization of efficient operations and financial controls in Oregon, along with identifying the best dispensary partners in the state, which has allowed the company to streamline Oregon operations which remains one of the most competitive cannabis markets in the world. In California, where legislation and regulation have created an unpredictable marketplace, Grown Rogue maintains a distribution license as part of its 16,000 square-foot microbusiness in Eureka and is carefully evaluating various strategic opportunities in the state.

Oregon Operations

●	Operate ~90,000 sq. ft. of canopy in Oregon including two outdoor farms and a state-of-the-art indoor facility with annual production rates of approximately 6,000 pounds increasing to 7,000 pounds at full construction of the indoor facility

●	Increased indoor yields in 2019 and reduced growing costs positively, increasing margins
●	Focused on profitability and low-cost production

Michigan Operations

●	Subsequent to year end, Company signed option to acquire controlling interest of fully licensed and operating Michigan operator “Golden Harvests”
●	Golden Harvests operates an 80,000 sq ft indoor cultivation facility, with ~10,000 sq ft currently producing. Grown Rogue signed an exclusive management agreement with Golden Harvest to oversee production to increase efficiencies and quality during the option period
●	Grown Rogue has begun the licensing process with the State of Michigan, whose approval is required prior to exercising the option. Grown Rogue expects this to be complete during calendar year 2020

California Operations

●	Market instability due to legislative and regulatory confusion has developed a negative incentive to enter a hyper-competitive state with significant illicit sales
●	The company in the process of evaluating its future plans for this market

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(in $000s except per share amounts)	Twelve Months
Year Ended October 31,	2019	2018
Revenue	3,925	1,932
Gross Profit, excluding fair value items	989	43
Adjusted EBITDA[1]	(3,730)	(2,674)
Loss from operations	(7,622)	(4,968)
Net loss per share	(0.13)	(0.22)
Weighted Common Shares Outstanding	70,929	33,437

Fiscal Year 2019 Financial Overview

Grown Rogue revenue increased by 103% over the prior year period as a result of the addition of a larger sales team, additional production capacity, as well as an increase in the awareness of the Grown Rogue brand. The 3rd party distribution service, while accretive to top line revenue, was determined to be unprofitable to Grown Rogue and the company is no longer actively pursuing sales from that channel. Grown Rogue is also starting to observe revenue seasonality that coincides with the outdoor harvest resulting in larger revenue numbers during Q1 and Q2 as that product is sold into the Oregon market.

FY2019 Gross Profit, excluding fair value items was $1.0 million, or 25% of revenues, a substantial improvement from $0.04 million for the prior year (2%). Improvements over the prior year were primarily a result of a reduction in start-up and training costs combined with cultivation efficiencies resulting in lower cost of sales, along with a recovery in market pricing versus the prior year. The Company anticipates continued improvement in this metric in FY2020.

General and administrative expenses were $4.7 million for the year, compared to similar expenses of $2.7 million for the prior year. The increase in expenses was primarily related to the expanded scope of operations and associated sales, general and administrative support.

Grown Rogue’s Adjusted EBITDA1 amounted to ($3.7) million for the year ended October 31, 2019, compared to ($2.7) million for the year ended October 31, 2018. The increased loss was primarily attributable to the support costs noted above as the company built a foundation for future growth.

The Company’s cash and cash equivalents position was $0.1 million as at October 31, 2019. Cash and equivalents are higher as of the date of this press release with subsequent to year end events including the completion and monetization of the 2019 sungrown harvest along with the CAD $1.5M private placement announced February 10, 2020. Management is confident that current liquidity, inclusive of the private placement, is sufficient to fund operations through 2020 and beyond.

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NOTES:

1.	The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

 Adjusted EBITDA Reconciliation 1

	Twelve months ended
	October 31,	October 31,
	2019	2018
	$	$
Net loss, as reported	(9,476,934)	(7,509,896)
Add back realized fair value amounts included in inventory sold	622,804	997,744
Less unrealized fair value gain on growth of biological assets	(486,354)	(541,352)
	(9,340,484)	(7,053,504)
Add back accretion expense, as reported	153,195	317,827
Add back amortization of intangible assets, as reported	31,373	18,762
Add back amortization of property and equipment, as reported	63,295	460,046
Add back stock-based compensation expense, as reported	113,227	1,049,595
Add back interest expense (recovery), as reported	245,549	965,285
Add back finance charges	-	1,510,489
Add back transaction costs	3,453,790	-
Add back acquisition costs	126,202
Add back impairment of technology license	1,574,761
Add back debt issuance costs	10,165
Less change in fair value of derivative liability	(121,811)
Add back (less) loss (gain) on derecognition of derivative liability, as reported	(39,500)	57,500
Adjusted EBITDA	(3,730,238)	(2,674,000)

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, indoor and sungrown pre-rolls along with chocolate edibles created in partnership with a world-renowned Chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100